MEMORANDUM OF UNDERSTANDING (“MOU”)

On this the 16th day of June, 2005 BY and BETWEEN JUPITER Global Holdings, Corp. (“JPHC”) and Global Bancorp, Inc. (“GBBI”) JPHC and GBBI may be referred to herein individually as the “Party” or collectively as the “Parties”.

WHEREAS:

A) This MOU follows discussions the parties are having concerning the restructuring of their Joint Venture Agreement dated December 28, 2004 (the “Agreement”) concerning the VOXBOX Telecom, Inc. (“VBX”) business (the “Joint Venture”). This MOU replaces the Letter of Intent between the parties dated June 8, 2005 whereas the parties entered the Letter of Intent as a non-binding agreement regarding the intention of GBBI to purchase from JPHC the VBX Shares and any rights to VBX Shares of VOXBOX Telecom, Inc. referred to in Section C below in exchange for a to be finalized amount of common shares of GBBI at $0.01/share. ;

B) The purpose of this MOU is to summarize our discussions, finalize the understanding of the parties and terms of the restructuring of the Joint Venture and set forth a manner to proceed. This MOU is a legally binding agreement intended to create obligations to proceed in a manner set forth by this MOU;

C) GBBI holds 9200 common shares of VBX, which is equal to 50% of the issued and outstanding shares of VBX. JPHC holds 9200 common shares of VBX (the “VBX Shares”), which is equal to 50% of the issued and outstanding shares of VBX; JPHC acquired the VBX Shares through purchasing 800 common shares of VBX from GBBI as per the terms of the Agreement and 8400 common shares as per the rights JPHC held as per the terms of the Agreement and subsequent issuance of a Promissory Note of $420,000 (the “Liability”). GBBI wishes to purchase the VBX Shares and the Liability from JPHC.

D) The effort between the parties will consist of the following:
1.	Completion and closing of a Share Purchase Agreement between the parties.
2.	The finalization of rights allowing JPHC to purchase additional equity stakes in GBBI.

E) The parties will share or exchange information only as necessary for such cooperation;

F) The parties will attempt to meet the following targets:
1.	Execution of a Share Purchase Agreement no later than the Closing Date
2.	Delivery of the VBX common shares held by JPHC (the “VBX Shares”) to GBBI and issuance and delivery of GBBI common shares (the “GBBI Shares”) to JPHC no later that the Closing Date.

UNDERSTANDING OF THE PARTIES:

1.	GBBI will purchase from JPHC the VBX Shares and the Liability in exchange for:
a.	five million (5,000,000) GBBI shares @ $0.01/share (USD fifty thousand dollars - $50,000) and;
i.	the right to purchase up to 50,000,000 common shares of the GBBI @ $0.01/share for a period of three (3) years from the date above written.
ii.
the right to purchase additional common shares of the GBBI to increase the Seller’s fully diluted equity position to up to 50% of the issued and outstanding shares of the GBBI (for a period of three (3) years from the date above written. The price/share of the common shares referred to in this Section will be calculated as per the following; a discount of 25% to the average of the closing BID price of the five trading days immediately prior to the day the Seller executes its subscription agreement to purchase additional common shares.

2.	The transaction referred to in Section 1 above will be executed as per a Share Purchase Agreement between GBBI and JPHC.
3.	GBBI and JPHC agree the Agreement is now null and void.
4.	The term of this MOU shall be for a period three (3) years from the date above written (the “Term”).
5.	GBBI agrees to change its name to VOXBOX World Telecom, Inc.
6.	GBBI agrees to change its ticker symbol to reflect its name change to VOXBOX World Telecom, Inc.
7.	GBBI will retain VBX as a wholly owned subsidiary or absorb the VOXBOX business from VBX through an asset purchase.
8.	Ray Hawkins will resign as a director and officer of VBX. Ray Hawkins and Edwin Kwong will resign as officers of VBX.
9.	JPHC will have the right to appoint up to two board directors to the GBBI board of directors.
10.	GBBI agrees to use best efforts to work towards GBBI becoming a fully reporting company and to have its common shares traded on the OTC:BB.
11.	The Closing shall consist of the following being executed by the parties on or before June 21, 2005 (the “Closing Date”);
a.	The execution of the Share Purchase Agreement referred to herein;
b.	The delivery by JPHC of the VBX Shares to GBBI;
c.	the issuance by GBBI of the GBBI shares to JPHC;
d.	the resignation of Ray Hawkins and Edwin Kwong as officers and directors of VBX;
e.	GBBI amending its articles of incorporation with the State of Nevada effecting its change of name to VOXBOX World Telecom, Inc.
f.	Upon Closing JPHC will remove from its books the Liability.

12.	Upon execution of this MOU parties may issue a mutually agreeable press release.

The parties will each bear their own costs hereunder, and the parties individually are not authorized or empowered to obligate the other party or to incur any costs on behalf of the other party without prior written approval.

GENERAL PROVISIONS:
13.	Entire Agreement.
This MOU, any attached schedules or exhibits contains the entire understanding between the parties and supersedes any prior understanding and/or written or oral agreements between them respecting the within subject matter. There are no representations, agreements, arrangements or understandings, oral or written, between and among the parties hereto relating to the subject matter of this MOU, which are not fully expressed herein.

14.	Time of the Essence.
Time is of the essence in all transactions contemplated by this MOU.

15.	Authority of Parties.
Each individual executing this MOU on behalf of a corporation represents and warrants that he is duly authorized to execute and deliver this MOU on behalf of said corporation, in accordance with a duly adopted resolution of the board of directors of said corporation or in accordance with the by-laws of said corporation, and that this MOU is binding upon said corporation in accordance with its terms.

16.	Headings. The headings of this MOU are not a part of this MOU and shall have no effect upon the construction or interpretation of any part hereof.

17.
Successors and Assigns. The covenants and conditions herein contained, subject to the provisions as to assignment, apply to and bind the heirs, successors, executors, administrators and assigns of the parties thereto.

18.
Separability. Any provision of this MOU which shall prove to be invalid, void or illegal shall in no way affect, impair or invalidate any other provision hereof and such other provision shall remain in full force and effect.

19.	Governing Law. This MOU and the relationship between the parties hereto will be governed by and construed in accordance with the laws of the State of Nevada.

20.
Counterparts and Facsimile Signatures. This MOU may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, including any duly executed facsimile or photocopy from facsimile copies, but all of which shall constitute one and the same Agreement which shall be binding upon all parties hereto not signatories to the same counterpart.

AGREED AND ACCEPTED AS OF THE DATE ABOVE WRITTEN:

_____________________________
JUPITER Global Holdings, Corp.
Authorized Signatory

_____________________________
Global Bancorp, Inc.
Authorized Signatory